G-405

02022816

ANNUAL AUDITED REPORT
FORM G-405
PART III

Information Required of Government Securities Brokers and Dealers
Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

: TREASURY
20220

SEC MAIL RECEIVED PROCESSING
MAY 3 0 2002
WASH. D.C. 154 SECTION

OMB APPROVAL
OMB # 1505-0100
Expires: 4/30/88

SEC FILE NO.
8- 37943

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

GARBAN CAPITAL MARKETS LLC

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

560 Washington Street
(No. and Street)

NEW YORK	NY	10014
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry 201-369-5664
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

1177 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(ADDRESS)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 0 5 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

5/31/2002

SEC 1410 (11-84)

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Garban Capital Markets LLC, as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chier Financial Officer

Title

Notary Public

Roger C. Campbell
Notary Public, State of New York
No. 02CA4688340
Qualified in New York County
Commission Expires January 31, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Garban Capital Markets LLC and Subsidiary

Consolidated Statement of Financial Condition

March 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of
Garban Capital Markets LLC and Subsidiary:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Garban Capital Markets LLC and Subsidiary (the "Company") at March 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the consolidated statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 7, 2002

Garban Capital Markets LLC and Subsidiary

Consolidated Statement of Financial Condition
March 31, 2002
(dollars in thousands)

Assets

Cash and cash equivalents	$	9,883
Commissions receivable, net of allowance for doubtful accounts of $3,295		17,493
Securities owned, at market value		7,161
Receivable from affiliates		3,586
Prepaid expenses and other assets		6,733
	$	44,856

Liabilities and Member's Equity

Liabilities		
Accrued expenses and accounts payable	$	13,234
Payable to affiliates		281
		13,515
Commitments and contingencies (Note 10)		
Member's equity		31,341
	$	44,856

The accompanying notes are an integral part of this consolidated statement of financial condition.

(dollars in thousands)

1. Organization

Garban Capital Markets LLC (the "Company"), a Delaware limited liability company, is an indirect wholly owned subsidiary of ICAP plc (formerly Garban-Intercapital plc), a public company registered in the United Kingdom and engaged principally in money and securities broking throughout the world. The Member is Garban LLC, a subsidiary of Garban Intercapital North America, Inc. ("GINA").

The Company is registered with the Securities and Exchange Commission ("SEC") as a government securities broker-dealer under the provisions of the Government Securities Act of 1986, and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, operating out of a temporary location in New York, provides a domestic and international money market brokerage service which includes eurodollar, federal funds, term federal funds, derivatives, non-deliverable forwards, forward foreign exchange contracts and other money market brokerage activities.

The consolidated financial statement include the accounts of the Company and its wholly owned subsidiary, Garvin Brokers Inc. All material intercompany balances have been eliminated in consolidation.

2. World Trade Center Disaster

The Company occupied office space in both towers of the World Trade Center ("WTC"). As a result of the total destruction of the WTC complex in the attacks of September 11, 2001, the Company is operating out of temporary locations in New York and New Jersey.

3. Summary of Significant Accounting Policies

The preparation of the consolidated statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2002 includes approximately $719 invested in a short-term highly liquid money market mutual fund and approximately $8,824 invested overnight in commercial paper. The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents.

Securities owned are recorded at market value. At March 31, 2002, securities owned include a listed company's short-term corporate note with a maturity of approximately four years and a market value of approximately $2,503, and investments with a market value of approximately $4,658 in open-end management investment companies that primarily invest in U.S. Government securities and negotiable certificates of deposit. The Company's securities are held at a major financial institution.

An allowance for doubtful accounts is maintained at a level that in management's judgment is adequate to absorb potential credit losses.

(dollars in thousands)

The Company is party to a Tax Sharing Agreement (the "Agreement") with GINA and affiliated entities. Pursuant to this Agreement, the Company is required to remit payments, on a quarterly basis, to GINA in respect of current and deferred federal, state and local income taxes on the net income earned by the Company. The Company is included in the consolidated Federal and combined state and local tax returns filed by GINA. Deferred tax assets or liabilities and taxes receivable or payable are calculated as if each entity were a separate taxpayer.

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

4. Regulatory Requirements

The Company is subject to Regulation 402.2 of the Department of the Treasury, which requires the maintenance of minimum liquid capital, as defined.

The Company had liquid capital of approximately $4,836 at March 31, 2002, which was approximately $4,059 in excess of the minimum liquid capital requirement. The Company's ratio of liquid capital to total haircuts was approximately 7 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 (the "Rule"), as amended, as the Company's activities are limited to those set forth in the conditions for exemption appearing in clause (i) of subparagraph (k)(2) of the Rule.

5. Income Taxes

Deferred tax assets of approximately $7,091 included in GINA's financial statements, are attributable to Garban Capital Markets LLC. These deferred tax assets primarily relate to the temporary differences between the tax and the financial reporting bases of accrued compensation, deferred compensation, and miscellaneous accruals. As of March 31, 2002, there was no valuation allowance against the deferred tax asset because, based on available evidence, management believes that it is more likely than not that the deferred tax assets will be realized.

6. Employee Benefits

The Company along with other affiliates participates in a trusteed profit sharing plan (the "Plan") covering substantially all of its employees, under which contributions are made at the discretion of management.

7. Stock Option Plans

The Company participates in stock option plans that provide for the granting of options to acquire shares in ICAP plc to officers and other key employees of the Company. Options are generally granted at the market value of the date of the grant. Under one plan, options are granted with an exercise price that represents 50% of the market value at the grant date. Options generally vest

(dollars in thousands)

between three and seven years after the grant date and will expire within seven to ten years after the grant date.

8. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company, as agent, executes transactions between undisclosed principals. If the agency transactions do not settle because of failure by either counterparty to perform, the Company may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security at the time of discharge is different from the contract amount of the transaction. However, the Company does not anticipate non-performance by counterparties in the above situation.

The contractual amount of unsettled purchase and sale transactions at March 31, 2002 was approximately $100 million for both purchases and sales, respectively. Substantially all of these transactions have subsequently settled.

9. Transactions with Affiliates

The Company entered into an agreement with Garban Intercapital Services LLC ("GISL"), an indirect wholly owned subsidiary of ICAP plc, whereby GISL provides them with shared occupancy and administrative (including finance, human resources, operations, legal and electronic data processing functions) services. Amounts receivable from and payable to affiliates are non-interest bearing and due on demand.

10. Commitments and Contingencies

The Company is involved in litigation arising in the ordinary course of its business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material adverse effect on the Company's financial condition.

The Company rents office space under a lease expiring in the fiscal year 2004. The Company charges a portion of the rent to a joint venture and had previously provided for the remainder. Leases contain provisions for escalations based on increases in certain costs incurred by the lessors. Minimum annual lease commitments through the fiscal year 2004 are as follows:

Year Ending March 31,

2003	$ 72
2004	18
	$ 90

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants on Internal Control
Required by Department of the Treasury Regulations

To the Member of
Garban Capital Markets LLC and Subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of Garban Capital Markets LLC and Subsidiary (the "Company") for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Section 405.2 of the Department of the Treasury Regulations, we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) of the Securities and Exchange Commission (the "SEC"), as adopted by the Department of the Treasury, in the following:

1. Making the periodic computations of liquid capital under Section 402.2 of the Department of the Treasury Regulations; and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the

PRICEWATERHOUSECOOPERS

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Department of the Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g), as adopted by the Department of the Treasury, lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of the Treasury to be adequate for its purposes in accordance with the Government Securities Act of 1986 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the Department of the Treasury's objectives.

This report is intended solely for the information and use of the Member, management, the Department of the Treasury, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Section 405.2 of the Department of the Treasury Regulations in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

May 7, 2002